DIAMONDHEAD CASINO CORPORATION
1301 SEMINOLE BOULEVARD, SUITE 142
LARGO, FLORIDA 33770
727-674-0055
October 29, 2010
David R. Humphrey, Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, DC 20549-3561

Re:	Diamondhead Casino Corporation Form 10-K for the year ended December 31, 2009 Commission File Number: 000-17529
Dear Mr. Humphrey:
     This will acknowledge receipt of your letter dated September 30, 2010. This will confirm our understanding, as requested in your letter, of the following:
a)	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
b)	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c)	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The responses to your comment letter will address your comments in the order in which they appear in your comment letter. Please let me know should any additional information be required.
Form 10-K for the year ended December 31, 2009
Item 9A. Controls and Procedures, page 24
1.	Reference is made to comment number two from staff letter dated September 10, 2010. This comment is reissued in full, as it continues to appear that you have not complied with the requirement of Item 308T(a)(3) of Regulation S-K. You are required to separately perform an assessment and disclose your conclusion regarding the effectiveness of both internal controls over financial reporting and disclosure controls and procedures. As you state in your response, it appears you have provided your conclusion on disclosure controls and procedures in accordance with Item 307 of Regulation S-K. However, you have not disclosed your conclusion as to the effectiveness of internal controls over financial reporting based upon your assessment in accordance with the requirements of Item 308T(a)(3) of Regulation S-K. The omission of this requirement constitutes a material deficiency in your document. Therefore, please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

We have reviewed your comment above regarding our internal control over financial reporting as stated in our Form 10-K for the year ended December 31, 2009. We agree that we have omitted a conclusion as the effectiveness of our internal control over financial reporting and, therefore, have filed Form 10-K/A, Amendment No. 1 to correct that deficiency.
2.	In this regard, your attention is directed to comment three from staff letter dated September 10 2010, also reissued in full. Please explain whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.
We agree that since we omitted a conclusion as to the effectiveness of our internal control over financial reporting, that we need to revise our conclusion as to the effectiveness of our disclosure controls and procedures. Therefore, in Form 10-K/A, Amendment No. 1, referred to above, we have revised our conclusion as to the effectiveness of our disclosure controls and procedures and our remedy with respect to the correction thereof.
     I trust the foregoing gives you the information you need to complete your review. Again, please let us know if any additional information is required.
     With kindest professional regards, I remain

Very truly yours,
By:	/s/ Deborah A. Vitale
Deborah A. Vitale
President

2